EXHIBIT 7.05
                                                                    ------------



                       GOLDMAN SACHS CREDIT PARTNERS L.P.
                                 85 BROAD STREET
                            NEW YORK, NEW YORK 10004


PERSONAL AND CONFIDENTIAL
-------------------------

January 1, 2007

EGL, Inc.
15350 Vickery Drive
Houston, TX 77032
Attention:  Mr. James Crane

NewCo
c/o General Atlantic, LLC
Three Pickwick Plaza, Suite 200
Greenwich, CT 06830
Attention:  Mr. Brett Rochkind

Ladies and Gentlemen:

         You have advised Goldman Sachs Credit Partners L.P. ("GSCP") that General Atlantic, LLC (the "Sponsor") and James Crane intend, through NewCo, an entity to be formed by the Sponsor and James Crane to effect the Acquisition (as defined below) ("NewCo" and, together with the Sponsor and James Crane, the "Company"), to submit a proposal to acquire (the "Acquisition") all or substantially all of the outstanding stock of EGL, Inc. (together with its subsidiaries, the "Acquired Business"). You have advised us that the Acquisition will be financed from a combination of equity contributed by the Sponsor in cash and the rollover and/or purchase of equity by certain members of management of the Acquired Business (the "Equity Contribution") and funded indebtedness of approximately $1,150.0 million to be incurred by the Acquired Business under one or more senior secured credit facilities (together, the "Credit Facility"). You have consulted with GSCP concerning the structuring and syndication of the Credit Facility.

         In connection with this letter, we have relied without independent verification upon the accuracy and completeness of all of the financial, accounting, tax and other information reviewed by us for purposes of this letter. Based on the information that you have provided to us to date and publicly available information, our analysis of the current market for loans and securities issued by entities engaged in the freight forwarding industry and assuming satisfactory market conditions for new issuances of bank loans in the loan syndication market, and subject to the immediately succeeding paragraph and such other matters as we consider relevant, we are pleased to inform you that, as of the date hereof, we are highly confident that as sole lead arranger, sole bookrunner and sole syndication agent, the structuring and syndication of the Credit Facility can be accomplished by GSCP, as part of the financing for the Acquisition as described above. We are also pleased to inform you that we have received the appropriate internal approvals to issue this letter to you.

         Our ability to consummate the structuring and syndication of the Credit Facility is subject to satisfaction of conditions customary for financings of the type contemplated hereby or otherwise deemed appropriate by GSCP for this transaction, including, without limitation, (i) the satisfactory completion of

January 1, 2007
Page 2




our due diligence investigation with respect to the Company and the Acquired Business, including but not limited to our due diligence investigation regarding any related-party transactions involving the Company or the Acquired Business and such due diligence investigation not disclosing any facts that would alter our current view with respect to any aspect of either of the Company or the Acquired Business (it being understood that we are satisfied with our due diligence investigation that we have completed to date), (ii) our satisfaction with the corporate governance procedures of the Acquired Business and the ownership and corporate and capital structure of the Acquired Business on a pro forma basis giving effect to the Acquisition and (iii) our having reasonable time to market the Credit Facility with the assistance of management of the Company and the Acquired Business.

         Obtaining financing for the Acquisition is inherently subject to uncertainties and contingencies beyond our control; accordingly, this letter is not a commitment to place, purchase or provide any loans under the Credit Facility, and there can be no assurance that the structuring and syndication of the Credit Facility will in fact be accomplished. Any such commitment would be subject to (i) receipt of internal GSCP committee approvals, (ii) the terms and conditions of the Credit Facility and all related documentation with respect to the Credit Facility and the structuring and syndication thereof, being executed and delivered and reasonably satisfactory in form and substance to GSCP (iii) the terms and conditions of the Acquisition (including purchase prices and the receipt of necessary governmental, regulatory or other third party consents and approvals), the Equity Contribution (including aggregate amount) and all related documentation being in form and substance reasonably satisfactory to GSCP and
(iv) satisfaction of other conditions customary for financings of the type contemplated hereby or otherwise deemed appropriate by GSCP for this transaction. The structure, covenants and terms of the Credit Facility will be determined by GSCP, in consultation with the Company, based on market conditions at the time of the sale and placement or syndication and on the structure and documentation of the Acquisition.

         This letter and any written or oral advice provided by us are exclusively for your information and assistance in evaluating the financing of the Acquisition and may not be used, circulated, quoted or otherwise referred to with any other person or for any other purpose; nor is this letter or any such advice to be filed with, included in or referred to in whole or in part in any registration statement, proxy statement or any other document, except in each case in accordance with the prior written consent of GSCP. Notwithstanding the foregoing, (a) this letter may be shown to the Seller (including the members of its Board of Directors and any Special Committee thereof), and (b) this letter may be included with any filing made by the Seller with the Securities and Exchange Commission in accordance with applicable law.

         In addition, please note that GSCP does not provide accounting, tax or legal advice.

January 1, 2007
Page 3






                                             Very truly yours,

                                             Goldman Sachs Credit Partners L.P.


                                             By: /s/  Bruce Mendelsohn
                                                 --------------------------
                                                   Authorized Signatory